Exhibit 21.1

Subsidiaries of the Registrant

Entity Name	State or Jurisdiction of Organization
California Agency Holding, LLC	Missouri
EDJ Holding Company, Inc.	Missouri
EDJ Leasing Co., L.P.	Missouri
Edward D. Jones & Co. Agency Holding Co., Inc.	Canada (Federally Incorporated)
Edward D. Jones & Co. Canada Holding Co., Inc.	Canada (Federally Incorporated)
Edward D. Jones & Co., L.P. d/b/a Edward Jones	Missouri
Edward Jones	Ontario, Canada
Edward Jones Insurance Agency	Ontario, Canada
Edward Jones Insurance Agency Holding, L.L.C.	Missouri
Edward Jones Insurance Agency of California, L.L.C.	California
Edward Jones Insurance Agency of Massachusetts, L.L.C.	Massachusetts
Edward Jones Insurance Agency of New Mexico, L.L.C.	New Mexico
Edward Jones Insurance Agency (Quebec) Inc.	Canada (Federally Incorporated)
Edward Jones Trust Company	United States (Federally Chartered)
LHC, Inc.	Missouri
Olive Street Investment Advisers, LLC	Missouri
Passport Holdings LLC	Missouri
Passport Research, Ltd.	Pennsylvania